UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
Chindata Group Holdings Limited
(Name of Issuer)
Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)
16955F107
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)
[  ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  16955F107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY):
APG Asset Management US Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,506,034
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,506,034
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		64,506,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		19.1%*
12	TYPE OF REPORTING PERSON		CO, IA

* Based on 338,584,043 Class A Ordinary Shares outstanding as of October 2, 2020, after the completion of the Issuer’s initial public offering and concurrent private placements, and giving effect to the exercise by the underwriters of their option to purchase additional American Depositary Shares, as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2020 and Report on Form 6-K filed with the SEC on November 18, 2020.

CUSIP Number:  16955F107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY):
APG Asset Management, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,506,034
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,506,034
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		64,506,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		19.1%*
12	TYPE OF REPORTING PERSON		CO
* Based on 338,584,043 Class A Ordinary Shares outstanding as of October 2, 2020, after the completion of the Issuer’s initial public offering and concurrent private placements, and giving effect to the exercise by the underwriters of their option to purchase additional American Depositary Shares, as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2020 and Report on Form 6-K filed with the SEC on November 18, 2020.

CUSIP Number:  16955F107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY):
APG Groep, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,506,034
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,506,034
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		64,506,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		19.1%*
12	TYPE OF REPORTING PERSON		CO

* Based on 338,584,043 Class A Ordinary Shares outstanding as of October 2, 2020, after the completion of the Issuer’s initial public offering and concurrent private placements, and giving effect to the exercise by the underwriters of their option to purchase additional American Depositary Shares, as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2020 and Report on Form 6-K filed with the SEC on November 18, 2020.

CUSIP Number:  16955F107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY):
Stichting Pensioenfonds ABP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,506,034
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,506,034
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		64,506,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		19.1%*
12	TYPE OF REPORTING PERSON		EP

* Based on 338,584,043 Class A Ordinary Shares outstanding as of October 2, 2020, after the completion of the Issuer’s initial public offering and concurrent private placements, and giving effect to the exercise by the underwriters of their option to purchase additional American Depositary Shares, as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2020 and Report on Form 6-K filed with the SEC on November 18, 2020.

CUSIP Number:  16955F107

SCHEDULE 13G

ITEM 1(a) -	NAME OF ISSUER: Chindata Group Holdings Limited

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People’s Republic of China

ITEM 2(a) -	NAME OF PERSON FILING: (1) APG Asset Management US Inc. (2) APG Asset Management, N.V. (3) APG Groep, N.V. (4) Stichting Pensioenfonds ABP
The Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 1.
ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
(1) 666 3rd Ave., 2nd Floor, New York, NY 10017 (2) Gustav Mahlerplein 3, 1082 MS Amsterdam (3) Oude Lindestraat 70, Postbus 6401, Heerlen, Netherlands (4) PO Box 4806, 6401 JL Heerlen, Netherlands
ITEM 2(c) -
CITIZENSHIP:

(1) Delaware, United States of America (a Delaware corporation)
(2) Kingdom of the Netherlands (a Dutch corporation)
(3) Kingdom of the Netherlands (a Dutch corporation)
(4) Kingdom of the Netherlands (a Dutch pension plan)

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES: Class A Ordinary Shares, par value $0.00001 per share

ITEM 2(e) -	CUSIP NUMBER: 16955F107 This is the CUSIP number for the Issuer’s American Depositary Shares (“ADSs”). Each ADS represents two Class A Ordinary Shares.

CUSIP Number:  16955F107

ITEM 4 -	OWNERSHIP: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

APG Asset Management, N.V. ("APG NL") is wholly-owned by APG Groep, N.V. (“APG Groep”) and is the investment manager with respect to the securities to which this statement relates.  Pursuant to an Investment Management Agreement, APG NL has delegated its investment and voting power with respect to such securities to APG Asset Management US, Inc. (“APG US”), which is its wholly-owned subsidiary.  Stichting Pensioenfonds ABP is the majority owner of APG Groep.  By virtue of the relationships described above, each of the Reporting Persons may be deemed to share beneficial ownership of the securities to which this statement relates and may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). However, each Reporting Person disclaims membership in any such group, and further, each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.
ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.
ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not applicable.
ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10 -	CERTIFICATION: Not applicable.

CUSIP Number:  16955F107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2021

APG ASSET MANAGEMENT US, INC.
By:	/s/ Evan Gordon
Name: Evan Gordon Title: Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.
By:	/s/ Evan Gordon
Name: Evan Gordon Title: Chief Compliance Officer

APG GROEP, N.V.
By:	/s/ Evan Gordon
Name: Evan Gordon Title: Chief Compliance Officer

STICHTING PENSIOENFONDS ABP
By:	/s/ Evan Gordon
Name: Evan Gordon Title: Chief Compliance Officer

CUSIP Number:  16955F107

EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date: January 15, 2020

APG ASSET MANAGEMENT US, INC.
By:	/s/ Evan Gordon
Name: Evan Gordon Title: Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.
By:	/s/ Evan Gordon
Name: Evan Gordon Title: Chief Compliance Officer

APG GROEP, N.V.
By:	/s/ Evan Gordon
Name: Evan Gordon Title: Chief Compliance Officer

STICHTING PENSIOENFONDS ABP
By:	/s/ Evan Gordon
Name: Evan Gordon Title: Chief Compliance Officer